Exhibit 99.19

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the voting results on the items of business submitted at the Annual General Meeting of Shareholders (the “Meeting”) of Ero Copper Corp. (“Ero” or the “Company”) held in a virtual-only format conducted by live audio teleconference on May 4, 2021. Each item of business voted upon at the Meeting is described in detail in the Management Information Circular dated March 16, 2021 (the “Circular”), which is available on the Company’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

Common Shares represented at the Meeting:	78,557,201
Total issued and outstanding Common Shares as at March 12, 2021 (Record Date):	88,101,909
Percentage of issued and outstanding Common Shares represented:	89.17%

1.	Election of Directors

Each of the nine nominees in the Circular were re-elected as directors of the Company for the ensuing year, and the outcome of the valid proxies received was as follows:

	Number of Common Shares Voted		Percentage of Votes Cast
Director Nominee	For	Withheld	For	Withheld
Christopher Noel Dunn	75,310,588	1,035,648	98.64%	1.36%
David Strang	76,344,465	1,771	100.00%	0.00%
Lyle Braaten	66,142,633	10,203,604	86.64%	13.36%
Steven Busby	75,311,095	1,035,141	98.64%	1.36%
Dr. Sally Eyre	75,705,308	640,928	99.16%	0.84%
Robert Getz	75,311,541	1,034,695	98.64%	1.36%
Chantal Gosselin	76,344,858	1,378	100.00%	0.00%
John Wright	69,918,984	6,427,253	91.58%	8.42%
Matthew Wubs	76,339,701	6,535	99.99%	0.01%

2.	Appointment of Auditor

KPMG LLP, Chartered Professional Accountants, was re-appointed as the auditor of the Company for the ensuing year, and the directors of the Company were authorized to fix the remuneration to be paid to the auditor, and the outcome of the valid proxies received was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Withheld	For	Withheld
78,556,201	1,000	100.00%	0.00%

3.	Advisory Vote on Executive Compensation

The non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular was approved, and the outcome of the valid proxies received was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
76,179,262	166,974	99.78%	0.22%

Dated this 4th day of May, 2021.
ERO COPPER CORP.

“Deepk Hundal”

Deepk Hundal
VP, General Counsel and Corporate Secretary

Ero Copper Corp

625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada